Filed by SOFTBANK CORP. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Filed by SOFTBANK CORP. Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Sprint Nextel Corporation Commission File No.: 001-04721

SoftBank Sprint

SoftBank / Sprint Strategic Partnership

Masayoshi Son

Chairman & CEO SOFTBANK CORP.

October 15, 2012

SoftBank

Sprint

3rd

in the US

Subscribers

Others

T-Mobile

10%

16%

AT&T

30%

Verizon

32%

Sprint

*Source: Wireless Intelligence (June 30, 2012)

SoftBank

Sprint

Subscribers


111m
105m
56m
33m
Verizon
AT&T
Sprint
T-Mobile
61m
36m
35m
4.3m
NTT DOCOMO
au
Softbank
EMOBILE

*Source: Created by SOFTBANK CORP. based on data from Wireless Intelligence, TCA and respective companies' publicly available information.
SOFTBANK data includes WILLCOM data. SOFTBANK is WILLCOM's sponsor in connection with WILLCOM's rehabilitation under Japan's Corporate Rehabilitation Act, and holds a 100% economic interest in WILLCOM.
Data for US: End of June 2012, Data for Japan: End of September 2012 * Pro forma

3

Subscribers

SoftBank Sprint

111m

105m

56m

33m

61m

36m

39.5m

Verizon AT&T Sprint T-Mobile

NTT DOCOMO au Softbank

SOFTBANK data includes WILLCOM and EMOBILE data. SOFTBANK is WILLCOM’s sponsor in connection with WILLCOM’s rehabilitation under Japan’s Corporate Rehabilitation Act, and holds a 100% economic interest in WILLCOM. eAccess Ltd., provider of the EMOBILE service, is the subject of a proposed share exchange transaction with SOFTBANK, whereby eAccess Ltd. is tentatively scheduled to become a wholly-owned subsidiary of SOFTBANK in February 2013, subject to certain shareholder and regulatory approvals and procedures.

Data for US: End of June 2012, Data for Japan: End of September 2012 * Pro forma

Subscribers

111m

105m

33m

61m

36m

96m

Verizon AT&T T-Mobile

NTT DOCOMO au Softbank

+ Sprint

*Source: Created by SOFTBANK CORP. based on data from Wireless Intelligence, TCA and respective companies’ publicly available information. Refer to Page 4 for SoftBank data.

Data for US: End of June 2012, Data for Japan: End of September 2012 * Pro forma

SoftBank

Subscribers

Sprint



Expanded US & Japan Customer Base


111m
105m
96m
61m
36m
33m
Verizon
AT&T
Softbank + Sprint
NTT DOCOMO
au
T-Mobile

*Source: Created by SOFTBANK CORP. based on data from Wireless Intelligence, TCA and respective companies' publicly available information. Refer to Page 4 for SoftBank data. Data for US: End of June 2012, Data for Japan: End of September 2012 * Pro forma

6

Mobile Revenue (January - June)

Global No.3

$43bn

$37bn

$32bn

$32bn

$31bn

$27bn

$25bn

$18bn

Sprint

SOFTBANK

Group

China SoftBank AT&T NTT Deutsche

Verizon + Sprint Vodafone KDDI Mobile DOCOMO Telekom

* Pro forma

*Revenue from January to June 2012 Created by SOFTBANK CORP. based on respective companies’ publicly available information. Refer to Page 4 for SoftBank data

Transaction Overview

Expected Ownership Structure

SoftBank

Current Sprint Equity Holders

70%

30%

Sprint

Consolidated Subsidiary

* fully-diluted Sprint shares

Transaction Outline

Summary

Acquire 70% of fully-diluted

Sprint shares

Amount

Š Acquisition of existing shares: $12.1bn ($20.1bn

(JPY 1,570.9bn)

JPY 946.9bn)

Š New shares $8.0bn (JPY 624.0bn)

*Refer to the October 15, 2012 press release for details.

Share Acquisition

Existing Shares

($7.30/share)

Sprint

Share Acquisition

Existing Shares

($7.30/share)

Acquisition of existing shares

$12.1bn

(JPY 946.9bn)

Sprint

Share Acquisition

New Shares

($5.25/share)

Existing Shares

($7.30/share)

$8.0bn

(JPY 624.0bn)

Acquisition of existing shares

$12.1bn

(JPY 946.9bn)

Sprint

Share Acquisition

New Shares

($5.25/share)

Existing Shares

($7.30/share)

$8.0bn

(JPY 624.0bn)

Acquisition of existing shares

$12.1bn

(JPY 946.9bn)

$20.1bn

(JPY 1,570.9bn)

(70% of fully-diluted shares)

sprint

Share Acquisition

New Shares

($5.25/share)

Existing Shares

($7.30/share)

$8.0bn

(JPY 624.0bn)

Acquisition of existing shares

$12.1bn

(JPY 946.9bn)

Cash on Hand

& Debt

Acquisition Financing

Sprint

To SoftBank Shareholders

NO Equity Financing used for Transaction

(Issuance of New Shares, Convertible Bonds, etc.) NO Change in Dividend Policy Continued Focus on Early Net Debt Reduction

SoftBank’s Market Cap

$32bn(JPY 2.5t)

$21bn

(JPY 1.6t)

$11bn

(JPY 0.9t)

Internet Companies

Yahoo Japan $8.5bn

Alibaba Group $11.2bn

Other Listed Companies $1.0bn

Current Telecom Business

EBITDA $11.1bn × 1

*SOFTBANK’s Market Cap: end of early session, October 15th, 2012 Telecom Business EBITDA: last 12 months EBITDA

Current Telecom Business: Mobile Business + Broadband Infrastructure + Fixed-line Telecommunications

What is EBITDA?

[Operating Income Before Depreciation and Amortization]

EBIT

(Operating Income)

+

(non-cash expense)

Depreciation Amortization

Global Earnings & Valuation Standard

* Non GAAP. Refer to disclaimer.

US Market Opportunity

SoftBank Sprint

Mobile Subscribers

350m

140m

Large Growing Market

*Source: Wireless Intelligence

2001

‘02

‘03

‘04

‘05

‘06

‘07

‘08

‘09

‘10

‘11

‘12

SoftBank Sprint

Active Smartphone Users

US

China

UK

Korea

Japan

Germany

France

170m

130m

30m

30m

20m

20m

20m

Smartphone

Adoption

Global No.1

*Number of activated iOS and Android devices

*Source: Flurry Analytics, Active Devices during July 2012

ARPU

US

Japan

Brazil

Russia

China

Indonesia

India

$57.1

$55.5

$13.6

$11.9

$10.6

$4.3

$3.6

ARPU

Global No.1

*Source: Wireless Intelligence (April to June 2012)

* 7 largest countries by number of subscribers.

Postpaid Ratio

Japan

US

Brazil

China

Russia

India

Indonesia

99.0%

78.3%

19.6%

19.6%

15.0%

4.1%

1.6%

High Postpaid Ratio

(Sophisticated Credit Environment)

*Source: Wireless Intelligence (June 30, 2012) *7 largest countries by number of subscribers.

However

Effective Mobile Speeds (2011)

Japan

UK

Australia

Italy

US

Germany

China

2.0Mbps

1.5Mbps

1.4Mbps

1.1Mbps

1.1Mbps

0.7Mbps

0.1Mbps

Slow Network Speed

*Source: Cisco VNI Mobile 2011

Duopolistic Market

Subscribers

EBITDA

Others

38%

32%

30%

Others

20%

44%

36%

* Non GAAP. Refer to disclaimer.

* Source: Wireless Intelligence

Subscribers as of June 30, 2012, EBITDA as of FY2011

US Mobile Market

1. Large market with rapid smartphone growth

2. High ARPU and postpaid ratio

3. Slow network speed

4. Duopolistic market

Compelling Market Opportunity

SoftBank + Sprint

Sprint

Dan Hesse

Chief Executive Of?cer

Sprint

Sprint in the US Wireless Telecom Market

• 3rd largest postpaid carrier

(33M subscribers)*

• 2nd largest prepaid carrier

(15M subscribers)*

• 3rd highest revenues

($34B annual operating revenue)

• Highest wireless service revenue growth

(8.2% Year-over-Year)*

• Highest ARPU growth

(7.4% Year-Over-Year)*

*As of 2Q 2012

Other Industry Subscribers based on Sprint Internal Estimates

US Postpaid Subscribers*

T-Mobile

9%

others

8%

Sprint

14%

Verizon

39%

AT&T

30%

$66 $64 $62 $60 $58 $56 $54 $52 $50

2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12

US Postpaid ARPU

At&t sprint mobile verizon

Sprint Turnaround Begins in 2008

Phases of the Sprint Turnaround

I. Recovery

•Improve the brand •Reverse subscriber trends •Begin growing revenue •Eliminate costs •Conserve capital in preparation for investmen phase

II. Investment

•Build world-class network platform •Eliminate duplicative network cost structure •Focus on growth of core Sprint Platform business

III. Margin Expansion

•Expect strong margin improvement from Network Vision and continued revenue growth

2008—2011 2012—2013 2014+

Customer Experience

#1 in overall satisfaction among major US carriers

Most improved US company across all 47 industries over the past 4 years

Only US company in any industry to go from last to first over the past 4 years

• Sprint – Q2 2012 Highest satisfaction with purchase experience among full service wireless providers

(3rd Consecutive)

• Boost – Q1 2012 Highest satisfaction with purchase experience among non-contract wireless providers

(2nd Consecutive)

• Virgin – Q2 2012 Highest in satisfaction for customer care with non-contract wireless service (2nd Consecutive)

Sprint Brand Net Promoter Score

Sprint

All time high

Independent third party study

2Q09 3Q09 4Q0 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12

• Only US Carrier to Improve Net Promoter Score Year-Over-Year and Sequentially in 2Q12

• Fastest Customer Growth Rate Among US National Postpaid Wireless Brands Over the Last Two Years

SoftBank

Sprint

## Total Subscribers

# End of 2nd quarter total subscribers at all time high



Sprint
(millions)
58
50
42
54.0M
48.1M
56.4M
05
2006
2007
2008
2009
2010
2011
12
Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2

35

Brand—Sustainability

#3 Greenest US Company

Only Telecom Provider in Top 25

• Sprint named to Dow Jones Sustainability Index (DJSI) North America as the Mobile Telecommunications Sector Leader for second year in a row

Cash

Simplified the Business – Rate Plan Combinations Reduced 85%

Good Customer Service Costs Less*

Customer Care expense, Marketing &

incl. customer credits G&A Product IT & Billing Labor

46%

49%

32%

34%

33%

•$4.7B reduction in Annual Cash Spend*

•2Q12 Adjusted OIBDA of $1.45B up 10% Year-over-Year and 20% Sequentially

*2011 compared to 2007 spend levels

Cash—Network Vision Overview

Shutdown Nextel Platform

Modernize Sprint Platform

Deploy LTE Network

Economic Benefits

•Eliminate network duplication, over $1.5B in fixed costs annually •Reduced roaming costs •Reduced operating costs •More efficient use of CapEx

•~50% reduction in cost/GB •~50% reduction in cost/minute

Postpaid Nextel Platform Recapture

Deactivations In Thousands

4,000 3,000 2,000 1,000

Nextel’s Deactivations

Recapture Rate

80% 60% 40% 20% 0%

Recapture Rate to Sprint

2008 2009 2010 2011 2012

Good Start to Phase II

Phases of the Sprint Turnaround

I. Recovery

•Improve the brand •Reverse subscriber trends •Begin growing revenue •Eliminate costs •Conserve capital in preparation for investmen phase

II. Investment

•Build world-class network platform •Eliminate duplicative network cost structure •Focus on growth of core Sprint Platform business

III. Margin Expansion

•Expect strong margin improvement from Network Vision and continued revenue growth

2008—2011 2012—2013 2014+

Transaction Benefits

•

Creates a stronger, more robust US competitor

—Fuels continued Sprint turnaround by enhancing financial position

—Creates financial flexibility for new growth opportunities

• SoftBank’s proven track record

—History of improving competitive position & financial performance

—Leader in providing advanced LTE technology

• Best path to grow shareholder value

Softbank + sprint

Sprint Net Additions

(million)

1.5 1

0.5 0

-0.5 -1 -1.5

-1.32m

2008 2009 2010 2011

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

1.62m

Turnaround

*Sum of Sprint Platform and Nextel Platform

(including Postpaid, Prepaid, Wholesale and affiliate)

*Source: Sprint’s publicly available information

Sprint ARPU

$60.88

Steady Growth

$60 $55 $50

2010 2011 2012

Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2

(FY)

*Source: Sprint’s publicly available information *ARPU of retail postpaid users

Sprint Adjusted OIBDA

Turnaround

$1.31bn

$1.40bn

$0.84bn

$1.21bn

$1.45bn

2011 ‘11 ‘11 2012 ‘12

Q2 Q3 Q4 Q1 Q2

* Non GAAP. Refer to disclaimer.

(FY)

*Source: Sprint’s publicly available information

Sprint Adjusted OIBDA

Turnaround

$1.31bn

$1.40bn

$0.84bn

$1.21bn

$1.45bn

2011 ‘11 ‘11 2012 ‘12

Q2 Q3 Q4 Q1 Q2

* Non GAAP. Refer to disclaimer.

(FY)

*Source: Sprint’s publicly available information

Sprint Share Price

(USD/share)

6

5

4

3

2

1

0

Launched iPhone 4S

October, 2011

$5.04

(October 10th)

Full-fledged Network Vision Rollout (LTE in major cities) July, 2012

LTE

Improved Smartphone Strategy

Jun. 2011

Oct. 2012

Turnaround

Phases of the Sprint Turnaround

I. Recovery

•Improve the brand •Reverse subscriber trends •Begin growing revenue •Eliminate costs •Conserve capital in preparation for investmen phase

II. Investment

•Build world-class network platform •Eliminate duplicative network cost structure •Focus on growth of core Sprint Platform business

III. Margin Expansion

•Expect strong margin improvement from Network Vision and continued revenue growth

2008—2011 2012—2013 2014+

Two Questions

Question 1

Will this investment pay off?

We are confident.

Sprint Recovery Already in Progress

Net Additions

(million)

200

150

100

0

-50

-100

-150

1.62m

-1.32m

2008

2009

2010

2011

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

(FY)

ARPU

($)

65

60 55 50

$60.88

2010 2011 2012

Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 (FY)

Adjusted OIBDA

$1.31bn

$1.4bn

$0.84bn

$1.21bn

$1.45bn

2011 2012

Q2 Q3 Q4 Q1 Q2 (FY)

* Non GAAP. Refer to disclaimer.

SoftBank’s Contribution

Creates Enhanced Competitiveness

Capital

Strategy

SoftBank’s Contribution (Capital)

New Capital: $8.0bn (JPY 624bn)

- Network Enhancement

- Strategic Investment

- Strengthen Balance Sheet

SoftBank’s Contribution (Strategy)

Group Synergy

- Smartphone Strategy

- LTE Strategy

- Proven Turnaround Track

Record

Smartphone Sales (new subscribers)

Smartphone

No.1

NTT DOCOMO

2008 2009 2010 2011 2012

au

* Third party electronics retail stores survey

SoftBank
Sprint

Effective Mobile Speed


SoftBank 4G
18.2Mbps
DOCOMO LTE Xi
5.5Mbps
UQ WiMAX
KDDI Group
4.5Mbps
No.1

*Source: ICT Research & Consulting survey (average across major cities as of August 28, 2012)
*Average of downlink speed measured 3 times for each service at 18 railway stations in Tokyo area.

56

EBIT(Operating Income)

NTT DOCOMO

SOFTBANK

KDDI

0

2005 ‘06 ‘07 ‘08 ‘09 ‘10 ‘11 ‘12 (FY)

Q1 Q1 Q1 Q1 Q1 Q1 Q1 Q1

$3.4bn

(JPY 262.6bn)

$2.4bn

(JPY 192.1)

$1.2bn

(JPY 94.2bn)

Highest

Growth Rate

*Created by SOFTBANK CORP. based on respective companies’ publicly available information.

Fixed-Line Business*: Operating Income

$1.2bn

0

$-1.4bn

(FY)

2000’01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09 ‘10 ‘11

Turnaround

* Broadband Infrastructure + Fixed-line Telecommunications

Mobile: Operating Income

$0.9bn

2002 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09 ‘10 ‘11

$5.5bn

Turnaround

WILLCOM Subscribers

5.03m

3.77m

May 2009 Dec. 2010 Sep. 2012

Turnaround

*PHS + 3G

2004

Chronic Deficit

2006

Verge of Deficit

2010

Management Failure

$92.3bn

$-105.8bn

2000 ‘11

(FY)

$429.2bn

76.3bn

2002 ‘11

(FY)

5.03m

3.77m

May, 2009 September 2012

Proven Turnaround Track Record

# Sprint Recovery Already in Progress


Net Additions
(million)
200
150
100
50
0
-50
-100
-150
1.62m
-1.32m
2008
2009
2010
2011
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
(FY)
ARPU
($)
65
60
55
50
$60.88
2010
2011
2012
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
(FY)
Adjusted OIBDA
($)
$1.31bn
$1.4bn
$0.84bn
$1.21bn
$1.45bn
2011
2012
Q2 Q3 Q4 Q1 Q2
(FY)

* Non GAAP. Refer to disclaimer.

63

SoftBank + Sprint

Synergy Creation

Smartphone

Network

Turnaround

$429.2bn

2002 ‘11 (FY)

Sprint Adjusted OIBDA

$1.31bn

$1.40bn

$0.84bn

$1.21bn

$1.45bn

2011 ‘11 ‘11 ‘12 ‘12 (FY) Q2 Q3 Q4 Q1 Q2

Accelerated Growth with SoftBank

*Source: Created by SOFTBANK CORP. based on Sprint’s publicly available information

* Non GAAP. Refer to disclaimer.

Mobile EBITDA Margin

EBITDA Margin (Mobile Service Revenue)

(FY2005 to FY2011)

50% 40% 30% 20% 10% 0%

0 10 20 30 40 50 60 70

Subscribers (millions)

*FY2005: EBITDA Margin: April 2005—March 2006. Subscribers as of March 31, 2006. FY2011: EBITDA Margin: April 2011 -March, 2012. Subscribers as of September 30, 2012. Refer to Page 4 for SoftBank data * Non GAAP. Refer to disclaimer.

EBITDA Margin (Mobile Service Revenue)

50% 40% 30% 20% 10% 0%

0 20 40 60 80 100 120

Subscribers (millions)

(FY2011)

*FY2011: EBITDA Margin: January 2011—December, 2011. Subscribers as of June 30, 2012.

*Source: Japan: Created by SOFTBANK CORP. based on data from TCA.

US: Respective companies’ publicly available information and Wireless Intelligence.

Question 2

Can SoftBank repay the new debt?

We are confident.

Net Debt

$34.2bn

(JPY 2.67t) $2.6bn (JPY 0.2t)

$31.7bn

(JPY 2.47t)

Jun. 30, 2006

$18.6bn

(JPY 1.45t)

$8.3bn

(JPY 0.65t)

$10.3bn

(JPY 0.8t)

Jun. 30, 2012

Large Reduction

Lease Obligations

Net Debt (excluding lease obligations)

Vodafone K.K. Acquisition Financing

$16.7bn

(JPY 1.3t)

Original Schedule

Actual

Full Loan Repayment

FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018

Repayment Ahead of Schedule

*Balance of SBM Loan

SoftBank’s Credit Rating

A+/A1

A/A2

A-/A3

BBB+/Baa1

BBB/Baa2

BBB-/Baa3

BB+/Ba1

BB/Ba2

BB-/Ba3

(CY)

‘12

‘11

‘10

‘09

2008

Highest Rating Ever

Moody’s (Baa3)

S&P (BBB)

JCR (A)

Investment Grade

Net Debt/EBITDA Multiple

Net Debt

$38.1bn

(JPY 2.97t)

EBITDA

$6.8bn

(JPY 0.53t)

5.6x

Vodafone K.K. Acquisition

2.7x

Sprint

+ SoftBank

Net Debt

$50.3bn

(JPY 3.9t)

EBITDA

$18.5bn

(JPY 1.44t)

* Pro forma.

* Non GAAP. Refer to disclaimer.

* Consolidated based on last 12 months EBITDA

Net Debt/EBITDA Multiple (Major global mobile operators)

SoftBank

(at Vodafone acquisition)

Telefonica

Telecom Italia

Sprint

+ SoftBank

Bharti Airtel

Verizon

AT&T

Verizon

SoftBank (Before Sprint acquisition)

5.6x

3.1x

2.7x

2.7x

2.5x

2.1x

2.0x

1.4x

1.4x

* Pro forma

* Non GAAP. Refer to disclaimer.

Manageable Debt Level

* Created by SOFTBANK CORP. based on Bloomberg data. Last 12 months EBITDA. Net debt as of June 30, 2012.

Net Debt/EBITDA Multiple (Major companies in Japan)

Mitsubishi Sumitomo ITOCHU Toyota Motor East Japan Railway Central Japan Railway Mitsui & CO., LTD Bridgestone

JX Holdings Honda Motor NIPPON STEEL Mitsubishi Heavy Industries Nissan Motor Sprint + SoftBank

9.7x

7.7x

6.6x

6.1x

4.6x

4.5x

4.2x

4.2x

3.9x

3.7x

3.6x

3.2x

2.9x

2.7x

* Non GAAP. Refer to disclaimer.

* Pro forma

Manageable Debt Level

Created by SOFTBANK CORP. based on Bloomberg data (select companies with market cap more than JPY 1t).

Last 12 months for EBITDA. Net debt as of June 30, 2012.

Dual Growth Engines

Consolidated Revenue

$80bn

(JPY 6.3t)

FY1981

FY2011

* Pro forma

Refer to Page 4 for SoftBank data

Consolidated EBITDA

FY1981

FY2011

$18bn

(JPY 1.4t)

* Non GAAP. Refer to disclaimer.

* Pro forma

Refer to Page 4 for SoftBank data

Consolidated Revenue

$54bn

(JPY 4.2t)

$46bn

(JPY 3.6t)

$46bn

(JPY 3.6t)

FY2005

FY2011

Refer to Page 4 for SoftBank data

Consolidated Revenue

$80bn

(JPY 6.3t)

$54bn

(JPY 4.2t)

$46bn

(JPY 3.6t)

FY2005

FY2011

Major Global Operator

* Pro forma

Refer to Page 4 for SoftBank data

Mobile Revenue (January—June)

$43bn

$37bn

$32bn

Sprint

SOFTBANK Group

$32bn

$31bn

$27bn

$25bn

$18bn

Global No.3

China Mobile AT&T NTT DOCOMO Deutsche Telekom

Verizon SoftBank + Sprint Vodafone KDDI

* Pro forma

*Revenue from January to June 2012 Created by SOFTBANK CORP. based on respective companies’ publicly available information. Refer to Page 4 for SoftBank data

Subscribers

100m

0

Apr. 2006

Sep. 2012

61m

39.5m

36m

Refer to Page 4 for SoftBank data

Subscribers

100m

0

Apr. 2006

Sep. 2012

96m

61m

36m

Expanded US & Japan Customer Base

* Pro forma

*Sprint’s subscribers as of June 30, 2012

Refer to Page 4 for SoftBank data

SoftBank

Subscribers

Sprint

Expanded US & Japan Customer Base


111m
105m
96m
61m
36m
33m
Verizon
AT&T
SoftBank + Sprint
NTT DOCOMO
au
T-Mobile

*Source: Created by SOFTBANK CORP. based on data from Wireless Intelligence, TCA and respective companies' publicly available information.
Refer to Page 4 for SoftBank data.
Data for US: End of June 2012, Data for Japan: End of September 2012 * Pro forma

83

Summary

1) Global No.3 Mobile Operator (Revenue)

2) Compelling US Market Opportunity

3) Complementary Smartphone and LTE Strategies

4) Enhanced Sprint Financial Strength & Competitiveness

5) SoftBank’s Proven Turnaround & Debt Repayment Track Record

6) Significant Value to Both Companies’ Shareholders

Message for Customers in the US and Japan

Cutting-edge Smartphones

Advanced Network

Enhanced Competitiveness

Lifestyle Innovation through Mobile Internet

Cautionary Statement

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between Sprint Nextel Corporation (“Sprint”) and SOFTBANK CORP. (“SOFTBANK”) and its group companies, including Starburst II, Inc. (“Starburst II”) pursuant to a merger agreement and bond purchase agreement. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SOFTBANK or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approval by Sprint stockholders may not be obtained; (2) there may be a material adverse change of SOFTBANK or Sprint, or the respective businesses of SOFTBANK or Sprint may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; and (5) other risk factors as detailed from time to time in Sprint’s and Starburst II’s reports filed with the Securities and Exchange Commission (“SEC”), including Sprint’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and the proxy statement/prospectus to be contained in Starburst II’s Registration Statement on Form S-4, which are, (or will be, when filed) available on the SEC’s web site (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

None of Sprint, SOFTBANK or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II plans to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint and Starburst II will be available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us – Investors” and then under the heading “Documents and Filings – SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091.

Starburst II’s SEC filings in connection with the transaction (when filed) also may be obtained, free of charge, by directing a request to SOFTBANK, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SOFTBANK, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2011. Other information regarding the interests of such individuals as well as information regarding SOFTBANK’s and Starburst II’s directors and executive officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Soliciting Material Pursuant to 14a-12

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between Sprint Nextel Corporation (“Sprint”) and SOFTBANK CORP. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”) pursuant to a merger agreement and bond purchase agreement. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approval by Sprint stockholders may not be obtained; (2) there may be a material adverse change of SOFTBANK or Sprint, or the respective businesses of SoftBank or Sprint may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; and (5) other risk factors as detailed from time to time in Sprint’s and Starburst II’s reports filed with the Securities and Exchange Commission (“SEC”), including Sprint’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and the proxy statement/prospectus to be contained in Starburst II’s Registration Statement on Form S-4, which are, (or will be, when filed) available on the SEC’s web site (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

None of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II plans to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint and Starburst II will be available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.Sprint.com) under the tab “About Us – Investors” and then under the heading “Documents and Filings – SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction (when filed) also may be obtained, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2011. Other information regarding the interests of such individuals as well as information regarding SoftBank’s and Starburst II’s directors and executive officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP Financial Measures

Sprint Nextel provides financial measures determined in accordance with accounting principles generally accepted in the United States (GAAP) and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint Nextel provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint Nextel does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint Nextel does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this presentation include the following:

OIBDA is operating income/(loss) before depreciation and amortization. Adjusted OIBDA is OIBDA excluding severance, exit costs, and other special items. Adjusted OIBDA Margin represents Adjusted OIBDA divided by non-equipment net operating revenues for Wireless and Adjusted OIBDA divided by net operating revenues for Wireline. We believe that Adjusted OIBDA and Adjusted OIBDA Margin provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, spectrum acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted OIBDA and Adjusted OIBDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

This presentation may contain certain “non-GAAP” financial measures. SOFTBANK CORP. (“SoftBank”) uses certain non-GAAP performance measures and ratios in managing its business. Non-GAAP financial information should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with generally accepted accounting principles in Japan. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.